Bankers Life Securities, Inc.

Statement of Financial Condition

As of December 31, 2016

Bankers Life Securities, Inc.

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Bankers Life Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Bankers Life Securities, Inc. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of the statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2017

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

1

Bankers Life Securities, Inc.
Statement of Financial Condition
December 31, 2016

Assets:		
Cash	$	798,450
Receivables from broker-dealers and clearing organizations		787,633
Receivable from affiliate		68,837
Income tax assets, net		559,184
Prepaid expenses		192,911
Other assets		86,991
Total assets		$ 2,494,006

Liabilities:		
Accrued registered representative commissions	$	699,415
Accrued expenses		36,334
Payables to affiliates		432,205
Total liabilities		1,167,954

Stockholder's equity:		
Common stock, par value of $0.01 per share; 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		4,483,617
Accumulated deficit		(3,157,566)
Total stockholder's equity		1,326,052
Total liabilities and stockholder's equity		$ 2,494,006

The accompanying notes are an integral part
of the statement of financial condition.

Bankers Life Securities, Inc.
Notes to Statement of Financial Condition

1. Business

Bankers Life Securities, Inc. (the "Company") was incorporated on July 31, 2014 and is a wholly-owned subsidiary of CDOC, Inc. ("CDOC"). CDOC is a wholly-owned subsidiary of CNO Financial Group, Inc. ("CNO"). CNO is a holding company for a group of insurance companies operating throughout the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and securities commissions in multiple states. The Company was formed for the purpose of offering unaffiliated equity securities and other unaffiliated registered investment products to customers of Bankers Life and Casualty Company ("BLC"), an affiliate of the Company and an indirect wholly-owned subsidiary of CNO. The Company's registration was approved by FINRA on August 19, 2015.

2. Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

Cash

The Company holds cash in a financial institution in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institution to assess the credit risk.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations include commissions from mutual funds, variable annuities and other exchange-listed securities and accruals for mutual fund and variable annuity trailers. As of December 31, 2016, all amounts had been outstanding for 30 days or less.

Commissions

Commissions and clearing expenses are recorded on a trade-date basis as transactions occur. Mutual fund and variable annuity trailers are estimated and accrued each period. Commissions payable to registered representatives are estimated based upon payout ratios applicable to each registered representative and is accrued each period. The payout ratio applicable to each registered representative is based on production volume.

Bankers Life Securities, Inc.
Notes to Statement of Financial Condition

Other income

Other income includes fees charged to registered representatives for technology and transaction fees.

New Accounting Standards

In May 2014, the Financial Accounting Standards Board (the "FASB") issued authoritative guidance for recognizing revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue when it transfers promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In March 2016, the FASB issued amendments that clarify the implementation guidance on principal versus agent considerations. In July 2015, the guidance was updated and will now be effective for the Company on January 1, 2018 and permits two methods of transition upon adoption; full retrospective and modified retrospective. Under the full retrospective method, prior periods would be restated under the new revenue standard, providing for comparability in all periods presented. Under the modified retrospective method, prior periods would not be restated. Instead, revenues and other disclosures for pre-2017 periods would be provided in the notes to the financial statements as previously reported under the current revenue standard. The Company is currently assessing the impact the guidance will have upon adoption.

In February 2016, the FASB issued authoritative guidance related to accounting for leases, requiring a lessee to report most leases on its statement of financial condition, regardless of whether the lease is classified as a finance lease or an operating lease. For a lessee, the initial lease liability is equal to the present value of future lease payments, and a corresponding asset, adjusted for certain items, is also recorded. Expense recognition for a lessee will remain similar to current accounting requirements for capital and operating leases. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The guidance will be effective for the Company for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact the guidance will have upon adoption.

3. **Regulatory Requirements**

Pursuant to the SEC net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2016, net capital was $403,890, or $326,026 greater than the minimum requirement. The ratio of aggregate indebtedness to net capital was 2.89 to 1.

Bankers Life Securities, Inc.
Notes to Statement of Financial Condition

The Company has a clearing agreement with a non-affiliated broker-dealer to process and clear all of the Company's securities transactions on a fully disclosed basis. The Company is not subject to the special reserve or the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(2)(ii).

4. Transactions with Affiliates:

The Company is included in a management services agreement with BLC and CNO Services, LLC ("Services"), a wholly owned subsidiary of CNO. Pursuant to this agreement, the Company is provided administrative services such as bookkeeping, financial, human resources and information technology services by Services. The Company is charged rent by BLC for its home office space and any branch office locations. During 2016, the Company incurred rent and administrative expenses pursuant to such agreements, of which $207,332 was unpaid at December 31, 2016, and included in payables to affiliates.

As a matter of administrative convenience, Services pays for a significant portion of the direct expenses of the Company, such as payroll and general expenses. The Company reimburses Services for these direct expenses. As of December 31, 2016, $213,055 was unpaid and included in payables to affiliates.

BLC issues commission payments to the Company's registered representatives under a paymaster agreement. As of December 31, 2016, the Company owed BLC $3,354 for commission payments issued but not yet reimbursed by the Company which is included in payables to affiliates.

The Company's sales of third party variable annuity products are executed under a networking agreement with its affiliate, Bankers Life Securities General Agency, Inc., a wholly owned subsidiary of CNO. The Company reflects the commission revenue from third party variable annuity carriers as a component of revenue. Commissions to the Company's registered representatives is included in commission expense. Ten percent of the remaining margin after payment to the registered representatives is paid to Bankers Life Securities General Agency, Inc. and is included in other expenses. During 2016, the Company incurred expense related to the networking agreement, of which $8,464 was unpaid at December 31, 2016, and included in payables to affiliates.

In 2016, the Company received capital contributions from CDOC of $2,382,618, including a non-cash contribution of $382,618 resulting from the payment of an expense by CDOC on the Company's behalf.

The Company has experienced net losses and negative cash flows from operating activities in recent periods. Accordingly, CDOC has entered into a letter agreement with the Company, whereby it has committed to make sufficient capital contributions to the Company to maintain the Company's net capital above the required minimum net capital under SEC Rule 15c3-1(a)(2)(vi) or as otherwise required by FINRA. The agreement will remain in full force and effect until it is modified or terminated; provided, however, that any modification will not result

in the net capital of the Company falling below the required minimum net capital or cause a capital deficiency.

During 2016, the Company was inadvertently charged for expenses totaling $68,837 that belonged to an affiliated company, Bankers Life Advisory Services, Inc. Such amount has been reflected as a receivable from affiliate and will be repaid during 2017.

5.   Income Taxes:

Pursuant to a tax sharing agreement with CNO, the Company is included in CNO's consolidated federal income tax return and certain state income tax returns.   Under the agreement, income tax is calculated on a separate return basis. In the event a loss is utilized in the consolidated return, the loss member is reimbursed subject to certain modifications. As of December 31, 2016, the Company had a receivable of $560,596 due from affiliates for losses utilized in the consolidated return; partially offset by a deferred tax liability of $1,412.

The Company has evaluated its tax positions and has concluded that no unrecognized tax benefits should be recognized in the Company's financial statements related to CNO's open tax years (2011 through 2015).   The Company is not aware of any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

6.   Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company.   Management does not anticipate any such claims and expects any risk of loss to be remote.

Pursuant to an agreement between the Company and a clearing broker-dealer, the Company would be required to pay a termination fee in the event either party terminates the agreement within 5 years of the first executed trade. The first trade was executed in February 2016. The amount of the termination fee is as follows: $1.0 million in year one; $500,000 in years two and three; and $250,000 in years four and five.

7.   Subsequent Events

Management has evaluated subsequent events through March 1, 2017, the date the financial statement was issued. No material subsequent events have occurred which would require an adjustment or disclosure.

Bankers Life Securities, Inc.

Financial Statements and Schedule

As of and for the year ended
December 31, 2016

Bankers Life Securities, Inc.

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Bankers Life Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statement of income (loss), statement of changes in stockholder's equity, and statement of cash flows present fairly, in all material respects, the financial position of Bankers Life Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying computation of net capital is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

March 1, 2017

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Bankers Life Securities, Inc.
Statement of Financial Condition
December 31, 2016

Assets:

Cash	$ 798,450
Receivables from broker-dealers and clearing organizations	787,633
Receivable from affiliate	68,837
Income tax assets, net	559,184
Prepaid expenses	192,911
Other assets	86,991
Total assets	$ 2,494,006

Liabilities:

Accrued registered representative commissions	$ 699,415
Accrued expenses	36,334
Payables to affiliates	432,205
Total liabilities	1,167,954

Stockholder's equity:

Common stock, par value of $0.01 per share; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	4,483,617
Accumulated deficit	(3,157,566)
Total stockholder's equity	1,326,052
Total liabilities and stockholder's equity	$ 2,494,006

The accompanying notes are an integral part
of the financial statements.

Bankers Life Securities, Inc.
Statement of Income (Loss)
for the year ended December 31, 2016

Revenues:	
Commissions	$ 5,343,007
Other income	155,355
Total revenues	5,498,362
Expenses:	
Commissions	3,937,406
Salaries and benefits	2,299,992
Technology and communications expenses	1,131,464
Brokerage and clearance fees	600,729
Regulatory fees and expenses	362,411
Rent expense	635,994
Travel expenses	233,037
Other expenses	540,353
Total expenses	9,741,386
Loss before income taxes	(4,243,024)
Income tax benefit	(1,607,675)
Net loss	$ (2,635,349)

The accompanying notes are an integral part
of the financial statements.

Bankers Life Securities, Inc.
Statement of Changes in Stockholder's Equity
for the year ended December 31, 2016

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2015	$ 1	$2,100,999	$ (522,217)	$1,578,783
Capital contributions	–	2,382,618	–	2,382,618
Net loss	–	–	(2,635,349)	(2,635,349)
Balance at December 31, 2016	$ 1	$4,483,617	$(3,157,566)	$ 1,326,052

The accompanying notes are an integral part
of the financial statements.

Bankers Life Securities, Inc.
Statement of Cash Flows
for the year ended December 31, 2016

Cash flows from operating activities:	
Net loss	$ (2,635,349)
Adjustments to reconcile net loss to net cash	
used by operating activities:	
Depreciation expense	3,485
Payment of expense by CDOC, Inc.	382,618
Increase in receivables from broker-dealers and	
clearing organizations	(787,633)
Increase in receivable from affiliate	(68,837)
Increase in other assets	(41,688)
Increase in prepaid expense	(157,769)
Increase in income taxes receivable from affiliate	(413,068)
Increase in accrued registered representative commissions	699,415
Increase in accrued expenses	18,986
Increase in payables to affiliates	290,675
Net cash used by operating activities	(2,709,165)
Cash flows from investing activities:	
Purchase of software	(48,788)
Net cash used by investing activities	(48,788)
Cash flows from financing activities:	
Capital contribution from CDOC, Inc.	2,000,000
Net cash provided by financing activities	2,000,000
Net decrease in cash	(757,953)
Cash at beginning of year	1,556,403
Cash at end of year	$ 798,450
Supplemental cash flow disclosure:	
Income tax benefits received under tax sharing agreement	$ 1,194,607
Capital contributions from CDOC, Inc. for payment of	
expense	382,618

The accompanying notes are an integral part
of the financial statements.

Bankers Life Securities, Inc.
Notes to Financial Statements

1. Business

Bankers Life Securities, Inc. (the "Company") was incorporated on July 31, 2014 and is a wholly-owned subsidiary of CDOC, Inc. ("CDOC"). CDOC is a wholly-owned subsidiary of CNO Financial Group, Inc. ("CNO"). CNO is a holding company for a group of insurance companies operating throughout the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and securities commissions in multiple states. The Company was formed for the purpose of offering unaffiliated equity securities and other unaffiliated registered investment products to customers of Bankers Life and Casualty Company ("BLC"), an affiliate of the Company and an indirect wholly-owned subsidiary of CNO. The Company's registration was approved by FINRA on August 19, 2015.

2. Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

Cash

The Company holds cash in a financial institution in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institution to assess the credit risk.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations include commissions from mutual funds, variable annuities and other exchange-listed securities and accruals for mutual fund and variable annuity trailers. As of December 31, 2016, all amounts had been outstanding for 30 days or less.

Commissions

Commissions and clearing expenses are recorded on a trade-date basis as transactions occur. Mutual fund and variable annuity trailers are estimated and accrued each period. Commissions payable to registered representatives are estimated based upon payout ratios applicable to each registered representative and is accrued each period. The payout ratio applicable to each registered representative is based on production volume.

Bankers Life Securities, Inc.
Notes to Financial Statements

Other income

Other income includes fees charged to registered representatives for technology and transaction fees.

New Accounting Standards

In May 2014, the Financial Accounting Standards Board (the "FASB") issued authoritative guidance for recognizing revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue when it transfers promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In March 2016, the FASB issued amendments that clarify the implementation guidance on principal versus agent considerations. In July 2015, the guidance was updated and will now be effective for the Company on January 1, 2018 and permits two methods of transition upon adoption; full retrospective and modified retrospective. Under the full retrospective method, prior periods would be restated under the new revenue standard, providing for comparability in all periods presented. Under the modified retrospective method, prior periods would not be restated. Instead, revenues and other disclosures for pre-2017 periods would be provided in the notes to the financial statements as previously reported under the current revenue standard. The Company is currently assessing the impact the guidance will have upon adoption.

In February 2016, the FASB issued authoritative guidance related to accounting for leases, requiring a lessee to report most leases on its statement of financial condition, regardless of whether the lease is classified as a finance lease or an operating lease. For a lessee, the initial lease liability is equal to the present value of future lease payments, and a corresponding asset, adjusted for certain items, is also recorded. Expense recognition for a lessee will remain similar to current accounting requirements for capital and operating leases. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The guidance will be effective for the Company for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact the guidance will have upon adoption.

3.   **Regulatory Requirements**

Pursuant to the SEC net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2016, net capital was $403,890, or $326,026 greater than the minimum requirement. The ratio of aggregate indebtedness to net capital was 2.89 to 1.

Bankers Life Securities, Inc.
Notes to Financial Statements

The Company has a clearing agreement with a non-affiliated broker-dealer to process and clear all of the Company's securities transactions on a fully disclosed basis. The Company is not subject to the special reserve or the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(2)(ii).

4. Transactions with Affiliates:

The Company is included in a management services agreement with BLC and CNO Services, LLC ("Services"), a wholly owned subsidiary of CNO. Pursuant to this agreement, the Company is provided administrative services such as bookkeeping, financial, human resources and information technology services by Services. The Company is charged rent by BLC for its home office space and any branch office locations. During 2016, the Company incurred rent and administrative expenses pursuant to such agreements of $1,644,623. As of December 31, 2016, $207,332 was unpaid and included in payables to affiliates.

As a matter of administrative convenience, Services pays for a significant portion of the direct expenses of the Company, such as payroll and general expenses. The Company reimburses Services for these direct expenses. During 2016, a total of $2,731,116 of Company expenses were incurred and paid by Services. As of December 31, 2016, $213,055 was unpaid and included in payables to affiliates.

BLC issues commission payments to the Company's registered representatives under a paymaster agreement. During 2016, payments of $3,122,501 were issued by BLC on the Company's behalf. As of December 31, 2016, the Company owed BLC $3,354 for commission payments issued but not yet reimbursed by the Company which is included in payables to affiliates.

The Company's sales of third party variable annuity products are executed under a networking agreement with its affiliate, Bankers Life Securities General Agency, Inc., a wholly owned subsidiary of CNO. The Company reflects the commission revenue from third party variable annuity carriers as a component of revenue. Commissions to the Company's registered representatives is included in commission expense. Ten percent of the remaining margin after payment to the registered representatives is paid to Bankers Life Securities General Agency, Inc. and is included in other expenses. During 2016, the Company incurred expense of $62,472 related to the networking agreement, of which $8,464 was unpaid at December 31, 2016, and included in payables to affiliates.

In 2016, the Company received capital contributions from CDOC of $2,382,618, including a non-cash contribution of $382,618 resulting from the payment of an expense by CDOC on the Company's behalf.

Bankers Life Securities, Inc.
Notes to Financial Statements

The Company has experienced net losses and negative cash flows from operating activities in recent periods. Accordingly, CDOC has entered into a letter agreement with the Company, whereby it has committed to make sufficient capital contributions to the Company to maintain the Company's net capital above the required minimum net capital under SEC Rule 15c3-1(a)(2)(vi) or as otherwise required by FINRA. The agreement will remain in full force and effect until it is modified or terminated; provided, however, that any modification will not result in the net capital of the Company falling below the required minimum net capital or cause a capital deficiency.

During 2016, the Company was inadvertently charged for expenses totaling $68,837 that belonged to an affiliated company, Bankers Life Advisory Services, Inc. Such amount has been reflected as a receivable from affiliate and will be repaid during 2017.

5. Income Taxes:

Pursuant to a tax sharing agreement with CNO, the Company is included in CNO's consolidated federal income tax return and certain state income tax returns. Under the agreement, income tax is calculated on a separate return basis. In the event a loss is utilized in the consolidated return, the loss member is reimbursed subject to certain modifications. As of December 31, 2016, the Company had a receivable of $560,596 due from affiliates for losses utilized in the consolidated return.

The components of the income tax benefit for the year ended December 31, 2016, were as follows:

Federal - current	$ 1,426,927
State - current	182,160
Current income tax benefit	1,609,087
Deferred tax expense	(1,412)
Income tax benefit	$ 1,607,675

A reconciliation of the U.S. statutory corporate tax rate to the Company's effective tax rate is as follows:

U.S. statutory rate	35.0%
State taxes	2.9%
Effective tax rate	37.9%

The Company has evaluated its tax positions and has concluded that no unrecognized tax benefits should be recognized in the Company's financial statements related to CNO's open tax years (2011 through 2015). The Company is not aware of any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

Bankers Life Securities, Inc.
Notes to Financial Statements

6. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

Pursuant to an agreement between the Company and a clearing broker-dealer, the Company would be required to pay a termination fee in the event either party terminates the agreement within 5 years of the first executed trade. The first trade was executed in February 2016. The amount of the termination fee is as follows: $1.0 million in year one; $500,000 in years two and three; and $250,000 in years four and five.

7. Subsequent Events

Management has evaluated subsequent events through March 1, 2017, the date the financial statements were issued. No material subsequent events have occurred which would require an adjustment or disclosure.

Confidential Treatment Requested

Bankers Life Securities, Inc.

**Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016**

Net capital:

Total stockholder's equity	$ 1,326,052
Less non-allowable assets	(922,162)
Net capital	$ 403,890

Aggregate indebtedness $ 1,167,954

6-2/3% of aggregate indebtedness $ 77,864

Net capital and ratio of aggregate indebtedness to net capital:

Net capital	$ 403,890
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	77,864
Net capital in excess of required amount	$ 326,026

Ratio of aggregate indebtedness to net capital 2.89 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no differences between this computation and the computation included in the Company's unaudited Part IIA FOCUS filing ("Regulatory Report") as of the same date, as amended on March 1, 2017.

Bankers Life Securities, Inc.
Exemption Report

Bankers Life Securities, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2016 except as described below:

The following number of checks and certificates were not promptly transmitted in accordance with paragraph (k)(2)(ii) of Rule 15c3-3 during the year ended December 31, 2016.

Month	Number of Exceptions
January	2
February	7
March	14
April	5
May	9
June	70
July	95
August	114
September	88
October	114
November	101
December	116

Bankers Life Securities, Inc.

I, William D. Webb, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President
Date: March 1, 2017



pwc

Report of Independent Accountants

To the Board of Directors of Bankers Life Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Bankers Life Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Bankers Life Securities, Inc. for the year ended December 31, 2016, solely to assist the specified parties in evaluating Bankers Life Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Bankers Life Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: wire request transfer number 6212731 in the amount of $190 dated August 17, 2016 and wire transfer debit in the amount of $190 dated August 18, 2016 included on the July 30, 2016 to August 31, 2016 bank statement, and wire request transfer number 6342249 in the amount of $3,112 dated February 28, 2017 and wire transfer debit in the amount of $3,112 dated February 28, 2017 included on February 1, 2017 to February 28, 2017 bank statement, noting no differences.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2016 to the Total revenue amount of $5,498,362 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2016 noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1), "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products" of $4,177,628 to the "YTD Revenue by Product – 2016 12", noting no differences.

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us



pwc

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $1,320,734 and $3,302, respectively of the Form SIPC-7 noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Bankers Life Securities, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 1, 2017